SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

AMPIO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03209T 10 9
(CUSIP Number)

March 23, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 03209T 10 9

1	NAMES OF REPORTING PERSONS Genesis Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Vincent and the Grenadines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,542,707
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,542,707
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) HC/CO (incorporated under the International Business Companies Act)

CUSIP NO. 03209T 10 9

1	NAMES OF REPORTING PERSONS Herald Janssen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,542,707
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,542,707
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03209T 10 9

1	NAMES OF REPORTING PERSONS Petrus H. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,542,707
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,542,707
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1

(a) Name of Issuer: Address of Issuer's Principal Executive Offices:	Ampio Pharmaceuticals, Inc. 5445 DTC Parkway, Suite 925 Greenwood Village, CO 80111

Item 2

(a) Name of Person Filing:	Genesis Capital Management Limited, Herald Janseen, and Petrus H. Jacobs

(b) Address of Principal Business Office or, if none, residence:	Trust House, 112 Bonadie Street Kingstown, Saint Vincent and the Grenadines

(c) Citizenship:
Genesis Capital Management Limited is a
corporation incorporated in Saint Vincent
and the Grenadines under the International
Business Companies Act, 1996.

Mr. Janssen and Mr. Jacobs are both citizens
of The Netherlands.

(d) Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e) CUSIP Number:	03209T 10 9

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
1,542,707 shares of common stock.  These shares are held by Genesis Capital Management Ltd and other funds it manages or controls.  Each of Mr. Janssen and Mr. Jacobs are control persons of Genesis Capital Management Ltd, and each may be deemed to beneficially own the shares held by Genesis Capital Management Ltd and its related entities, insofar as they may be deemed to have the power to direct the voting or disposition of those shares.

(b) Percent of class:	5.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,542,707

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	1,542,707

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on Bythe Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that  purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2011

GENESIS CAPITAL MANAGEMENT LIMITED
/s/ Herald Janssen
By: Herald Janssen
Title: Chairman

/s/ Herald Janssen
Herald Janssen

/s/ Petrus H. Jacobs
Petrus H. Jacobs

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: December 8, 2011

GENESIS CAPITAL MANAGEMENT LIMITED
/s/ Herald Janssen
By: Herald Janssen
Title: Chairman

/s/ Herald Janssen
Herald Janssen

/s/ Petrus H. Jacobs
Petrus H. Jacobs